1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 27, 2023

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,647 and 2,648

Dear Mr. Grzeskiewicz:

This letter responds to your comments with respect to post-effective amendment (“PEA”) numbers 2,647 and 2,648 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (each, a “Fund”):

iShares MSCI Emerging Markets Quality Factor ETF

iShares MSCI Emerging Markets Value Factor ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on July 24, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Unless otherwise indicated, comments are applicable to each Fund. Capitalized terms have the meanings assigned in each Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example at least one week prior to the effective date of the registration statement.

Response:	The Trust will provide to the Staff each Fund’s completed fee table and cost example.

Comment 2:

The Staff notes that the risk factors are in alphabetical order. Please order the risk factors to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risk factors may be alphabetized. Please see ADI 2019-08.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

November 27, 2023

Response:

The Trust has reordered the principal risk factors in the Summary Prospectus of each Fund so that the five most significant risks to each Fund, based on the currently expected impact to each Fund’s net asset value and the name of the Fund, are listed first. The remainder of the principal risk factors in the Summary Prospectus, and all of the principal risk factors in the Statutory Prospectus, remain alphabetized. The order of the risk factors may not reflect the risks actually experienced by investors from investing in the Fund as the relative risks are always changing and difficult to predict.

Comment 3:	Please disclose in the Prospectus the number of days’ advance notice that the Fund will provide to shareholders regarding a change to the Fund’s investment objective or Underlying Index.

Response:

The Trust believes that disclosure in the Prospectus is not necessary and therefore respectfully declines to add such disclosure. Each Fund will provide shareholders with advance notice of a change to its investment objective or Underlying Index as may be required under the Investment Company Act of 1940 and the rules thereunder. Furthermore, the Trust notes that the Prospectus discloses that “the investment objective and the Underlying Index may be changed without shareholder approval” and that the SAI discloses that each Fund has adopted a policy to provide its shareholders with at least 60 days’ prior written notice of any change to the Fund’s non-fundamental investment policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amounts of any borrowings for investment purposes, in the component securities of its Underlying Index or in depositary receipts representing component securities in its Underlying Index.

Comment 4:	Please provide to the Staff a copy of the Fund’s Underlying Index methodology prior to the effective date of the registration statement.

Response:	The Trust will provide to the Staff a copy of each Fund’s Underlying Index methodology.

Comment 5:	Please file the Fund’s license or sublicense agreement as an exhibit to the registration statement.

Response:	The Trust filed the Funds’ sublicense agreement as part of a prior PEA. Please see exhibit (h.21) of PEA number 2,606 to the registration statement of the Trust filed on December 21, 2022.

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Securities and Exchange Commission

November 27, 2023

Sincerely,

/s/ Anne C. Choe

Anne C. Choe

cc:	Marisa Rolland

Adithya Attawar

Jennifer Kerslake

Timothy Kahn

DeCarlo McLaren

Michael Gung

George Rafal

Luis Mora

Toree Ho

Jakob Edson